EXHIBIT 12.1

SUMMIT MIDSTREAM PARTNERS, LP
RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth our ratio of earnings to fixed charges for the periods indicated on a consolidated historical basis. For purposes of computing the ratio of earnings to fixed charges, "earnings" are defined as income before taxes and loss from equity method investees plus fixed charges and distributions from equity method investees less capitalized interest. "Fixed charges" consist of interest expensed and capitalized, amortization of debt issuance costs and an estimate of interest within rent expense.

	Year ended December 31,
	2016		2015 (1)	2014 (2)		2013		2012
	(Dollars in thousands)
Earnings:
Loss before income taxes and loss from equity method investees	$(7,768)		$(216,268)	$(29,802)		$47,737		$43,679
Add (deduct):
Fixed charges	68,473		63,262	53,859		28,543		15,794
Distributions from equity method investees	44,991		34,641	2,992		—		—
Capitalized interest	(3,709)		(3,372)	(4,646)		(6,690)		(2,784)
Total earnings	$101,987		$(121,737)	$22,403		$69,590		$56,689
Fixed Charges (3):
Interest expense	$63,810		$59,092	$48,586		$21,314		$12,766
Capitalized interest	3,709		3,372	4,646		6,690		2,784
Estimate of interest within rent expense	954		798	627		539		244
Total fixed charges	$68,473		$63,262	$53,859		$28,543		$15,794

Ratio of earnings to fixed charges	1.49	x	—	0.42	x	2.44	x	3.59	x
__________
(1) The ratio of earnings to fixed charges was negative for the year ended December 31, 2015. To achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $185.0 million of earnings for the year ended December 31, 2015. Loss before income taxes for the year ended December 31, 2015 included $248.9 million of goodwill impairments.
(2) The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2014. To achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $31.5 million of earnings for the year ended December 31, 2014. Loss before income taxes for the year ended December 31, 2014 included $54.2 million of goodwill impairment.
(3) Fixed charges do not include any portion of the expense associated with our Deferred Purchase Price Obligation that we owe pursuant to the terms of that certain Contribution Agreement, dated February 25, 2016, between us and Summit Midstream Partners Holdings, LLC.

EX 12.1-1